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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                        PRICE COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                                 $.01 PAR VALUE
                         (Title of Class of Securities)

                            -----------------------

                                   741437305
                                 (Cusip Number)

                          VERIZON COMMUNICATIONS INC.
                             VERIZON WIRELESS INC.
                       (Name of Persons Filing Statement)

                                Edward Langston
                            Chief Financial Officer
                             Verizon Wireless Inc.
                           180 Washington Valley Road
                              Bedminster, NJ 07921
                            Tel No.: (908) 306-7000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:

                Marianne Drost                     Diane G. Kerr
         Verizon Communications Inc.           Davis Polk & Wardwell
         1095 Avenue of the Americas            450 Lexington Avenue
              New York, NY 10036              New York, New York 10017
           Tel No.: (212) 395-1783            Tel No.: (212) 450-4000

                                 March 30, 2001
            (Date of Event which Requires Filing of this Statement)

                            -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

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


                                  SCHEDULE 13D

CUSIP No. 741437305                                        Page 2 of 7 Pages
-------------------                                        ---------------------


  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Verizon Communications Inc.
--------------------------------------------------------------------------------

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       N/A
--------------------------------------------------------------------------------

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                     7     SOLE VOTING POWER

                                     -------------------------------------------
            NUMBER OF SHARES         8     SHARED VOTING POWER
       BENEFICIALLY OWNED BY EACH          13,832,989*
         REPORTING PERSON WITH       -------------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,832,989*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,832,989*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.0%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------
SEC 1746 (2-98)                    2 of 7

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

                                  SCHEDULE 13D

CUSIP No. 741437305                                          Page 3 of 7 Pages
-------------------                                        ---------------------

  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Verizon Wireless Inc.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
  3    SEC USE ONLY


--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       N/A
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                   [ ]
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                     -------------------------------------------
                                      8    SHARED VOTING POWER
            NUMBER OF SHARES               13,832,989*
       BENEFICIALLY OWNED BY EACH    -------------------------------------------
         REPORTING PERSON WITH        9    SOLE DISPOSITIVE POWER

                                     -------------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                           13,832,989*
--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       13,832,989*
--------------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.0%*
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON

       CO
--------------------------------------------------------------------------------
SEC 1746 (2-98)                    3 of 7

* The Reporting Person disclaims beneficial ownership of such shares and this statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this statement.

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Statement on Schedule 13D (the "Schedule 13D") originally filed with the SEC on November 24, 2000, by Verizon Communications Inc., a Delaware corporation ("Verizon"), and Verizon Wireless Inc., a Delaware corporation and indirect wholly owned subsidiary of Verizon Communications ("Verizon Wireless," together with Verizon, the "Reporting Persons"), relating to the shares of common stock, par value $0.01 par value per share (the "Shares") of Price Communications Corporation, a New York corporation (the "Issuer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

  Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is amended by inserting the following paragraph immediately after the last paragraph thereof:

     "On March 30, 2001, Lucy Price and Kyle Price, by Steven Price as guardian of an aggregate of 3,625,000 shares of Common Stock belonging to them, and Alexandra Farbman and Leo Farbman, by Eileen Farbman as guardian of an aggregate of 3,625,000 shares of Common Stock belonging to them (Lucy Price, Kyle Price, Alexandra Farbman and Leo Farbman, the "Price Stockholders"), entered into a voting agreement (the "Price Voting Agreement," described in Item 6 below and attached hereto as Exhibit 2) with Verizon Wireless with respect to certain Shares beneficially owned by such Price Stockholders. No Shares were purchased by Verizon Wireless pursuant to the Price Voting Agreement and thus no funds were used for such purpose."

  Item 5. Interest in Securities of the Issuer.

     Item 5 is amended by amending and restating such Item in its entirety as follows:

     "(a) As a result of the Voting Agreement and the Price Voting Agreement, the Reporting Persons may be deemed for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, to beneficially own 13,832,989 Shares, representing, for the purposes of Rule 13d-3, approximately 25.0% of the fully- diluted outstanding shares of voting stock of the Issuer as of March 30, 2001. Each of Verizon and Verizon Wireless, however, hereby disclaims beneficial ownership of such Shares, and this statement shall not be construed as an admission that either Verizon or Verizon Wireless is, for any or all purposes, the beneficial owner of the securities covered by this statement.

     Except as set forth in this Item 5(a), none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B hereto owns beneficially any Shares.

     (b) Except to the extent that it may be deemed to by virtue of the Voting Agreement and the Price Voting Agreement, the Reporting Persons do not have sole power to vote or to direct the vote, shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of any of the Shares.

     The Reporting Persons may be deemed in certain circumstances as more fully described in Item 6 to have the shared power with the Price Stockholders to vote 13,832,989 Shares. However, the Reporting Persons (i) are not entitled to any rights as a shareholder of the Company as to the Shares that are subject to the Voting Agreement or the Price Voting Agreement and (ii) disclaim any beneficial ownership of the Shares which are covered by the Voting Agreement or the Price Voting Agreement. The information required by Item 2 relating to the Price Stockholders is set forth on Schedule C.

     (c) Except for the execution and delivery of the Voting Agreement, Price Voting Agreement and Transaction Agreement, none of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the persons set forth on Schedule A or Schedule B hereto has effected any transaction in the Shares during the past 60 days.

      (d)  Inapplicable.

      (e)  Inapplicable."

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by inserting the following paragraphs immediately after the last paragraph thereof:

     "Pursuant to the Price Voting Agreement, the Price Stockholders have agreed to vote all Shares that such Price Stockholders are entitled to vote at the time of any vote to approve and adopt the Transaction Agreement and all transactions contemplated by the Transaction Agreement at any meeting of the stockholders of the Issuer, and at any adjournment thereof, at which such Transaction Agreement and other related agreements (or any amended version thereof), or the transactions contemplated by the Transaction Agreement, are submitted for consideration and vote of the stockholders of the Issuer. The Price Stockholders have also agreed that they will not vote any Shares in favor of (other than an Alternative Agreement (as defined above) entered into in accordance with the Transaction Agreement and matters relating to, or in connection with the Alternative Agreement) the approval of any (i) Acquisition Proposal (as defined above), (ii) action or set of actions which, if consummated, would constitute a change of control, (iii) reorganization, recapitalization, liquidation or winding up of the Issuer or any other extraordinary transaction involving the Issuer, (iv) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Transaction Agreement or
(v) other matters relating to, or in connection with, any of the foregoing matters.

     Each Price Stockholder has granted an irrevocable proxy to Verizon Wireless, appointing Verizon Wireless as such Price Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in such Price Stockholders name, to vote, express consent or dissent, or otherwise use such voting power as provided above with respect to all the Shares of such Price Stockholder.

     Each Price Stockholder has also further agreed that they will not, without the prior written consent of Verizon Wireless, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any of their Shares (other than the voting agreement between Lucy Price and Kyle Price by Steven Price, on the one hand, and Robert Price, on the other, dated as of March 30, 2001, and the voting agreement between Alexandra Farbman and Leo Farbman by Eileen Farbman, on the one hand, and Robert Price, on the other, dated as of March 30, 2001) or
(ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares during the term of the Price Voting Agreement. Each Price Stockholder has also agreed that they will not seek or solicit any such acquisition or sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement."

     Item 7. Material to be Filed as Exhibits.

     Item 7 is amended by adding the following exhibits:

     "Exhibit 2: Voting Agreement dated as of March 30, 2001 among Verizon
                 Wireless Inc., Lucy Price and Kyle Price, by Steven Price as guardian of their property, and Alexandra Farbman and Leo Farbman, by Eileen Farbman as guardian of their property"

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 9, 2001


                                                VERIZON COMMUNICATIONS INC.



                                                By: /s/ Marianne Drost
                                                   -----------------------------
                                                   Name:  Marianne Drost
                                                   Title: Corporate Secretary



                                                VERIZON WIRELESS INC.



                                                By: /s/ S. Mark Tuller
                                                   -----------------------------
                                                   Name:  S. Mark Tuller
                                                   Title: Vice President and
                                                          Secretary

     Schedule C of the Schedule 13D is hereby restated as follows:

                                                                      SCHEDULE C

     To the knowledge of the Reporting Persons, the name, address, title, present principal occupation or employment of each of the Price Stockholders are as set forth below. If no address is given the Price Stockholder's business address is 45 Rockefeller Plaza, New York, New York 10020. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America. To the knowledge of the Reporting Persons, neither of the persons listed below has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                        Present Principal Occupation Including
          Name and Address                   Name and Address of Employer
---------------------------------     ------------------------------------------

Robert Price.....................     Director, President and Treasurer,
                                      Price Communications Corporation

Kim Pressman.....................     Executive Vice President and Chief
                                      Financial Officer, Price Communications
                                      Corporation

Lucy Price.......................     Not currently employed
c/o Steven Price
Live Wire Corp.
711 Westchester Ave.
White Plains, New York 10604
(business)

Kyle Price.......................     Not currently employed
c/o Steven Price
Live Wire Corp.
711 Westchester Ave.
White Plains, New York 10604
(business)

Alexandra Farbman................     Not currently employed
One North Bridge Terrace
Mount Kisco, New York 10549
(residence)

Leo Farbman......................     Not currently employed
One North Bridge Terrace
Mount Kisco, New York 10549
(residence)